Exhibit 99.1

LAVA THERAPEUTICS N.V.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

LAVA Therapeutics N.V.

Condensed Consolidated Interim Statements of Loss

and Comprehensive Loss

(in thousands, except share and per share amounts) (unaudited)

		Three Months Ended			For the Six Months Ended
		June 30,			June 30,
	Notes	2024	2023	***	2024	2023
Revenue:
Revenue from contracts with customers	5	$—	$5,139		$6,992	$6,363
Cost of sales of goods	5	—	(2,361)		—	(2,546)
Cost of providing services	5	—	(27)		—	(772)
Gross profit		—	2,751		6,992	3,045

Operating expenses:
Research and development	6	(6,336)	(12,599)		(12,345)	(22,542)
General and administrative	7	(3,025)	(3,697)		(5,960)	(7,587)
Total operating expenses		(9,361)	(16,296)		(18,305)	(30,129)

Operating loss		(9,361)	(13,545)		(11,313)	(27,084)
Interest income, net		811	698		1,621	1,315
Foreign currency exchange gain (loss), net		339	244		997	(703)
Total non-operating income		1,150	942		2,618	612

Loss before income tax		(8,211)	(12,603)		(8,695)	(26,472)
Income tax expense		(85)	(97)		(154)	(168)
Loss for the period		$(8,296)	$(12,700)		$(8,849)	$(26,640)
Items that may be reclassified to profit or loss
Foreign currency translation adjustment		(329)	(243)		(1,392)	1,303
Total comprehensive loss		$(8,625)	$(12,943)		$(10,241)	$(25,337)

Loss per share:
Loss per share, basic and diluted		$(0.31)	$(0.48)		$(0.33)	$(1.01)
Weighted-average common shares outstanding, basic and diluted		26,822,139	26,289,087		26,805,793	26,289,087

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

LAVA Therapeutics N.V.

Condensed Consolidated Interim Statements of Financial Position

(in thousands) (unaudited)

		June 30,	December 31,
	Notes	2024	2023
Assets
Non-current assets:
Property and equipment, net		$1,230	$1,602
Right-of-use assets		737	892
Other non-current assets and security deposits		144	319
Total non-current assets		2,111	2,813
Current assets:
Receivables and other		582	1,459
Prepaid expenses and other current assets		2,223	1,627
VAT receivable		568	240
Investments	9	51,714	51,340
Cash and cash equivalents		35,086	44,231
Total current assets		90,173	98,897
Total assets		$92,284	$101,710
Equity and Liabilities
Equity:
Share capital		$3,716	$3,715
Equity-settled employee benefits reserve	8	13,729	12,005
Foreign currency translation reserve		(12,291)	(10,899)
Additional paid-in capital		194,448	194,424
Accumulated deficit		(156,724)	(148,067)
Total equity		42,878	51,178
Non-current liabilities:
Deferred revenue	5	35,000	35,000
Lease liabilities		295	591
Total non-current liabilities		35,295	35,591
Current liabilities:
Trade payables and other		4,161	4,446
Borrowings		5,383	5,282
Lease liabilities		485	440
Accrued expenses and other current liabilities		4,082	4,773
Total current liabilities		14,111	14,941
Total liabilities		49,406	50,532
Total equity and liabilities		$92,284	$101,710

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

LAVA Therapeutics N.V.

Condensed Consolidated Interim Statements of Changes in Equity

(in thousands, except share amounts) (unaudited)

				Equity-
				settled	Foreign
				employee	currency
		Common	Share	benefits	translation		Accumulated
	Note	shares	capital	reserves	reserve	APIC	deficit	Total
Balance at March 31, 2024		26,292,187	$3,715	$12,959	$(11,962)	$194,432	$(148,479)	$50,665
Profit for the period		—	—	—	—	—	(8,296)	(8,296)
Option exercises		5,135	1	(19)	—	16	19	17
Foreign currency translation adjustment		—	—	—	(329)	—	—	(329)
Reclassification of lapsed options	8	—	—	(32)	—	—	32	—
Share-based compensation expense	8	—	—	821	—	—	—	821
Balance at June 30, 2024		26,297,322	$3,716	$13,729	$(12,291)	$194,448	$(156,724)	$42,878

				Equity-
				settled	Foreign
				employee	currency
		Common	Share	benefits	translation		Accumulated
	Note	shares	capital	reserves	reserve	APIC	deficit	Total
Balance at January 1, 2024		26,289,087	$3,715	$12,005	$(10,899)	$194,424	$(148,067)	$51,178
Loss for the period		—	—	—	—	—	(8,849)	(8,849)
Option exercises		8,235	1	(19)	—	24	19	25
Foreign currency translation adjustment		—	—	—	(1,392)	—	—	(1,392)
Reclassification of lapsed options	8	—	—	(173)	—	—	173	—
Share-based compensation expense	8	—	—	1,916	—	—	—	1,916
Balance at June 30, 2024		26,297,322	$3,716	$13,729	$(12,291)	$194,448	$(156,724)	$42,878

				Equity-
				settled	Foreign
				employee	currency
		Common	Share	benefits	translation		Accumulated
	Note	shares	capital	reserves	reserve	APIC	deficit	Total
Balance at March 31, 2023		26,289,087	$3,715	$10,572	$(11,426)	$194,424	$(122,009)	$75,276
Loss for the period		—	—	—	—	—	(12,700)	(12,700)
Foreign currency translation adjustment		—	—	—	(243)	—	—	(243)
Share-based compensation expense	8	—	—	1,560		—	—	1,560
Balance at June 30, 2023		26,289,087	$3,715	$12,132	$(11,669)	$194,424	$(134,709)	$63,893

				Equity-
				settled	Foreign
				employee	currency
		Common	Share	benefits	translation		Accumulated
	Note	shares	capital	reserves	reserve	APIC	deficit	Total
Balance at January 1, 2023		26,289,087	$3,715	$8,942	$(12,972)	$194,424	$(108,069)	$86,040
Loss for the period		—	—	—	—	—	(26,640)	(26,640)
Foreign currency translation adjustment		—	—	—	1,303	—	—	1,303
Share-based compensation expense	8	—	—	3,190	—	—	—	3,190
Balance at June 30, 2023		26,289,087	$3,715	$12,132	$(11,669)	$194,424	$(134,709)	$63,893

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

LAVA Therapeutics N.V.

Condensed Consolidated Interim Statements of Cash Flows

(in thousands) (unaudited)

		Six Months Ended June 30,
	Notes	2024	2023
Cash flows from operating activities:
Loss before income tax		$(8,695)	$(26,472)
Adjusted for:
Depreciation and amortization of non-current assets		264	281
Foreign currency exchange (gain) loss, net		(997)	703
Depreciation of right-of-use assets		211	327
Share-based compensation expense	8	1,916	3,190
Income tax expense		(154)	(168)
Amortization of premium on investments		(1,340)	(888)
Changes in working capital:
Receivables and other		842	(683)
VAT receivable		(338)	(427)
Prepaid expenses and other assets		(484)	3,212
Trade accounts payable and other		(154)	1,032
License liabilities		—	(4,795)
Other liabilities		(580)	3,288
Net cash used in operating activities		(9,509)	(21,400)
Cash flows from investing activities:
Purchases of property and equipment		—	(724)
Proceeds from sale of property, plant and equipment		92	—
Purchases of investments		(56,035)	(24,552)
Maturities of investments		57,000	33,177
Net cash provided by investing activities		1,057	7,901
Cash flows from financing activities:
Proceeds from option exercises		25	—
Proceeds from borrowings		259	235
Payment of principal portion of lease liabilities		(279)	(489)
Net cash provided by (used in) financing activities		5	(254)
Net decrease in cash and cash equivalents		(8,447)	(13,753)
Cash and cash equivalents at beginning of period		44,231	100,333
Effects of exchange rate changes		(698)	1,027
Cash and cash equivalents at end of period		$35,086	$87,607
Supplemental schedule of interest and income tax cash flows included in cash flows from operating activities:
Interest received		$1,897	$1,684
Income tax paid		$208	$280

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

15VA Therapeutics N.V.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1—General Information

LAVA Therapeutics N.V., together with its subsidiaries, is a clinical-stage immuno-oncology company focused on developing its proprietary Gammabody® platform of bispecific gamma-delta T cell engagers to transform the treatment of cancer. Using its Gammabody platform, the Company is developing a portfolio of novel bispecific antibodies designed to engage and leverage the potency and precision of gamma-delta (gd) T cells to elicit a robust, anti-tumor immune response and improve outcomes for cancer patients. LAVA Therapeutics N.V. was incorporated in 2016 and is headquartered in Utrecht, the Netherlands. In August 2024, we established a wholly owned Australian subsidiary, LAVA Therapeutics (Australia) Pty Ltd. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to LAVA Therapeutics N.V. and its subsidiaries.

In connection with becoming a public company, on March 29, 2021, the Company converted from “LAVA Therapeutics, B.V.” to “LAVA Therapeutics N.V.” The address of the Company’s registered office is Yalelaan 62, 3584 CM Utrecht, the Netherlands. The Company’s common shares are listed for trading under the symbol “LVTX” on The Nasdaq Global Select Market.

The Company will transition from foreign private issuer to U.S. domestic filer status beginning on January 1, 2025 and will file its annual report for the year ended December 31, 2024 on a Form 10-K and prepare the financial statements in accordance with US Generally Accepted Accounting Principles (US GAAP) for all comparative periods.

The Audit Committee of the Company’s Board of Directors approved these unaudited condensed consolidated interim financial statements on August 15, 2024.

Note 2—Summary of Significant Accounting Policies

Basis of preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2023 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board and are included on Form 20-F filed by the Company on March 20, 2024.

The accounting policies applied are consistent with those of the previous financial year. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022, included on Form 20-F filed by the Company on March 20, 2024.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 3. The interim financial data as of June 30, 2024 and 2023, and for the three and six months ended June 30, 2024 and 2023, are unaudited. In the opinion of management, the interim financial data includes all adjustments, consisting only of normal recurring adjustments, necessary to a fair statement of the results for the interim periods.

License Revenue

We may enter into collaboration and licensing arrangements for research and development, manufacturing, and commercialization activities with counterparties for the development and commercialization of our product candidates. These arrangements may contain multiple components, such as (i) licenses, (ii) research and development activities, and (iii) the manufacturing of certain materials. Payments pursuant to these arrangements may include non-refundable and refundable payments, payments upon the achievement of significant regulatory, development and commercial milestones, sales of products at certain agreed-upon amounts, and royalties on product sales.

In determining the appropriate amount of revenue to be recognized as we fulfill our obligations under a collaboration agreement, we perform the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are capable of being distinct; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue as we satisfy each performance obligation.

We must develop estimates and assumptions that require judgment to determine the underlying stand-alone selling price for each performance obligation, which determines how the transaction price is allocated among the performance obligations. The estimation of the stand-alone selling price may include such estimates as forecasted revenues and costs, development timelines, discount rates and probabilities of regulatory and commercial success. We also apply significant judgment when evaluating whether contractual obligations represent distinct performance obligations, allocating transaction price to performance obligations within a contract, determining when performance obligations have been met, assessing the recognition and future reversal of variable consideration and determining and applying appropriate methods of measuring progress for performance obligations satisfied over time.

Going concern

Through June 30, 2024, the Company has funded its operations with proceeds from sales of equity, collaboration and licensing agreements, government grants and borrowings under various agreements. Since its inception, the Company has incurred net losses. The Dutch Research and Development Act (WBSO) provides compensation for a part of research and development wages and other costs through a reduction in payroll taxes. WBSO grant amounts are offset against wages and salaries and included in research and development expenses in the condensed consolidated interim statements of loss and comprehensive loss.

As of June 30, 2024, the Company had an accumulated deficit of $156.7 million. The Company expects to continue to generate operating losses in the foreseeable future. The Company expects that its cash, cash equivalents and investments of $86.8 million as of June 30, 2024, will be sufficient to fund its operating expenses and capital expenditure requirements for at least 12 months following the issuance of these condensed consolidated interim financial statements. Accordingly, the condensed consolidated interim financial statements have been prepared on a going-concern basis.

Until we can generate sufficient product revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. Disruptions in the financial markets, in general, may make equity and debt financing more difficult to obtain and may have a material adverse effect on our ability to meet our fundraising needs. If we are unable to obtain sufficient funding in a timely manner or on commercially acceptable terms, we may have to delay, reduce the scope of, or eliminate one or more of our operating activities and consider other cost-reduction initiatives, such as downsizing our operations or withholding initiation or expansion of clinical trials or research. In addition, in the event we are not able to generate sufficient funds, we may be unable to continue as a going concern, and our business, financial condition and/or results of operations could be materially and adversely affected and could reduce the price of our common shares and we may ultimately go into insolvency. In addition, any perceived or actual inability by us to finance our clinical development activities and other business activities may cause the market price of our common shares to decline.

Cash and cash equivalents

Cash and cash equivalents in the condensed consolidated interim statements of financial position are comprised of cash at banks and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value. Our cash and cash equivalents are held in multiple currencies, primarily in the Euro and United States (U.S.) dollar. Accordingly, our cash balances may be exposed to foreign currency exchange risk.

For the purposes of the condensed consolidated interim statements of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts.

Investments

As of June 30, 2024, we have determined that we have the intent and ability to hold all investments in debt securities until maturity. Accordingly, all investments are recorded at amortized cost on our condensed consolidated interim statements of financial position, with the amortization of bond premiums or discounts and earned interest income recorded in our condensed consolidated interim statements of loss and other comprehensive loss.

Financial instruments

(i)	Financial assets

The Company’s financial assets are comprised of cash and cash equivalents, investments, trade and other receivables, security deposits, other current and non-current assets. All financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial asset, and follow its business model of standard working capital purposes. These financial assets are subsequently measured at amortized cost, which in general, approximates to the fair value. Purchases and sales of financial assets are recognized on the settlement date; the date that the Company receives or delivers the asset. The Company classifies its financial assets primarily as cash and cash equivalents and receivables. Receivables are non-derivative financial assets, with fixed or determinable payments that are not quoted in an active market. They are included in current assets.

Financial assets are derecognized when the rights to receive cash flows from the asset have expired, or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full.

(ii)	Financial liabilities

The Company’s financial liabilities are comprised of trade and other payables, lease liabilities, and borrowings. All financial liabilities are recognized initially at fair value, adjusted for transaction costs.

After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest method, minus transaction costs that are directly attributable to the financial liability. The effective interest method amortization is included in finance costs in the condensed consolidated interim statements of loss and other comprehensive loss.

Payables and borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Financial liabilities are derecognized when the obligation under the liability is discharged, canceled, or expires.

(iii)	Fair value measurements

The Company does not hold any financial assets and financial liabilities other than those measured at amortized cost, as its business model is such that the Company has the intent to hold these instruments for the sole purpose of collecting contractual cash flows, and the contractual terms give rise to cash flows that are solely for payments of principal and interest. Management assessed that the carrying values of the Company’s financial assets and financial liabilities measured at amortized cost are a reasonable approximation of their fair values.

Note 3—Material Accounting Judgments, Estimates and Assumptions

In the application of our accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made in the process of applying our accounting policies which have the most significant effect on the amounts recognized in our unaudited condensed consolidated interim financial statements relate to revenue recognition, share-based payments, accruals for clinical trial expenses, lease accounting, and to our research and license agreements.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year, primarily relate to recognition of accruals for manufacturing and clinical trial activities. No material adjustments to accruals have been recognized during the first six months of 2024 or 2023, due to conditions that existed as of December 31, 2023 or 2022, respectively. Additionally, there have been no changes to the application of significant accounting estimates, and no impairment losses have been recognized during the first six months of 2024 or 2023.

New standards, interpretations and amendments

There were no new standards, interpretations, or amendments that became effective in the current reporting period which had an impact on the unaudited condensed consolidated interim financial statements.

The unaudited condensed consolidated interim financial statements do not include all disclosures for material accounting judgments, estimates and assumptions that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements as of, and for the years ended, December 31, 2023 and 2022.

Note 4—Equity

The share capital of LAVA Therapeutics N.V. consisted of 26,297,322 issued and outstanding common shares at a nominal value of $0.14 per share as of June 30, 2024.

Note 5—Revenue and cost of sales

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2024	2023	2024	2023
Pfizer Inc. - Pfizer Agreement - Milestones	$—	$—	$6,960	$—
Pfizer Inc. - Pfizer Agreement - Other activities	—	2,397	24	3,395
Pfizer Inc. - Additional services	—	252	8	478
Jansen Biotech Inc. - Janssen Agreement - Milestones	—	2,490	—	2,490
	$—	$5,139	$6,992	$6,363

Pfizer Agreement

In September 2022, the Company entered the Pfizer Agreement to develop, manufacture and commercialize EGFRd2 (PF-08046052/formerly LAVA-1223), an advanced preclinical asset that utilizes LAVA’s proprietary Gammabody technology to target EGFR-expressing solid tumors. Under the terms of the Pfizer agreement, it received a $50.0 million nonrefundable upfront payment in October 2022 and could receive up to approximately $650.0 million in potential development, regulatory and commercial milestones, and royalties ranging from high single-digit to mid-teen percentages on future sales. The Pfizer agreement also provided Pfizer with the opportunity to exclusively negotiate rights to apply our proprietary Gammabody platform on up to two additional tumor targets, which rights have expired. In March 2024, Pfizer achieved a clinical development milestone for EGFRd2 (PF-08046052), resulting in the first milestone payment of $7 million to the Company under the Pfizer Agreement. This payment was recognized as milestone revenue during the six months ended June 30, 2024.

The Company is entitled to receive tiered royalties based on commercial sales levels from high single-digit to mid-teen percentages of net sales of licensed products. Pfizer has also granted it a one-time option to obtain increased royalties if it exercises a buy-up option within a certain amount of time from certain key early clinical data becoming available for the first licensed product. The Company has a specified period of time after notice of such buy-up option to pay Pfizer a one-time fee of $35.0 million (buy-up fee). In the event the Company exercises the buy-up option and pays the buy-up fee, it is entitled to receive increased future royalty percentages to a range of low double-digit to high teen percentages on future sales, and certain future milestones will be decreased by 30%. The deferred revenue balance related to the buy-up option is considered as a monetary item.

Royalties are payable on a licensed product-by-licensed product and country-by-country basis beginning with the first commercial sale of such licensed product in such country of sale and expiring ten years after such sale, subject to specified and capped reductions for the market entry of biosimilar products, loss of patent coverage of licensed products, and for payments owed to third parties for additional rights necessary to commercialize licensed products in the territory.

Under the Pfizer Agreement, the Company is also entitled to receive reimbursement of up to $6.5 million for certain agreed to research, manufacturing and supply activities, as well as the transfer of all manufacturing-related know-how and materials, including all CMC documentation, data and processes, to enable the manufacture of licensed compounds and products by Pfizer. During the three months ended June 30, 2024, the Company did not recognize revenue under the Pfizer Agreement.

The Company determined that the Pfizer Agreement and the research, manufacturing and supply activities and materials transfer fall within the scope of IFRS 15, Revenue from Contracts with Customers (IFRS 15). In calculating the transaction price, it determined the following four performance obligations under the agreement: (i) provide exclusive license; (ii) provide manufacturing technology transfer activities; (iii) provide initial drug supply; and (iv) research activities, including data and support for regulatory submission.

The Company allocated the transaction price to the performance obligations as of June 30, 2024 and 2023 as follows:

		Revenue Recognized	Revenue Recognized	Cumulative Revenue
	Transaction	for the quarter ended	for the six months ended	Recognized
(in thousands)	Price	June 30, 2024	June 30, 2024	as of June 30, 2024
License	$50,000	$—	$—	$15,165
Manufacturing technology transfer activities	2,167	—	24	2,296
Initial supply	3,583	—	—	3,443
Research activities	750	—	—	687
Buy-up fee (*)	(35,000)	—	—	—
	$21,500	$—	$24	$21,591

(*) Buy-up fee remains deferred until option expires or is exercised

		Revenue Recognized	Revenue Recognized	Cumulative Revenue
	Transaction	for the quarter ended	for the six months ended	Recognized
(in thousands)	Price	June 30, 2023	June 30, 2023	as of June 30, 2023
License	$50,000	$—	$—	$15,165
Manufacturing technology transfer activities	2,167	37	100	2,173
Initial supply	3,583	2,350	3,274	3,274
Research activities	750	10	21	684
Buy-up fee (*)	(35,000)	—	—	—
	$21,500	$2,397	$3,395	$21,296

(*) Buy-up fee remains deferred until option expires or is exercised

For the six months ended June 30, 2023, revenue primarily relates to the initial drug supply provided to Pfizer. Of the initial supply revenue of $3.3 million recognized during the six months ended June 30, 2023, $0.8 million related to services provided in relation to stability studies, and $2.5 million related to the cost of drug supply provided to Pfizer.

Janssen Agreement

Milestone payment

No milestone revenue was recognized in the three and six months ended June 30, 2024 under the Janssen Agreement. In May 2023, a milestone payment of $2.5 million from Janssen was triggered under the terms of the Janssen Agreement following the selection of a candidate novel bispecific antibody to engage gamma-delta T cells to an undisclosed tumor associated antigen for the treatment of cancer. Efforts are underway to advance the candidate towards the clinic. This milestone payment was recognized as revenue in the three months ended June 30, 2023 and the payment of the $2.5 million milestone was received in July 2023.

Note 6—Research and Development Expenses

Research and development expenses were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2024	2023	2024	2023
Pre-clinical and clinical trial expenses	$3,711	$9,086	$7,114	$15,643
Personnel-related expenses	1,366	1,877	2,526	3,584
Research and development activities expenses	645	463	1,346	972
Facilities and other research and development expenses	340	526	642	1,220
Share-based compensation expense	274	647	717	1,123
	$6,336	$12,599	$12,345	$22,542

Note 7—General and Administrative Expenses

General and administrative expenses were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2024	2023	2024	2023
Personnel-related expenses	$1,003	$1,125	$1,961	$2,190
Professional and consultant fees	882	1,002	1,564	1,780
Insurance, facilities, fees and other related costs	593	657	1,236	1,551
Share-based compensation expense	547	913	1,199	2,066
	$3,025	$3,697	$5,960	$7,587

Note 8—Share-based Awards

As of March 25, 2021, the 2018 Stock Option Plan and the 2020 U.S. Stock Option Plan ceased to have any future shares available, and the Company established the 2021 Long-Term Incentive Option Plan (the Plan) for all its employees, members of the Board of Directors and select external consultants.

Stock Options

There were 6,647,880 stock options outstanding as of June 30, 2024, at a weighted average exercise price of $3.31 per share. During the three months ended June 30, 2024, no options were granted. During the three months ended June 30, 2024, 5,135 stock options were exercised and 89,051 stock options were forfeited at a weighted-average exercise price of $3.13 and $2.83 per share, respectively.

Total compensation cost recognized for all stock option awards was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2024	2023	2024	2023
Research and development	$274	$647	$717	$1,124
General and administrative	547	913	1,199	2,066
	$821	$1,560	$1,916	$3,190

During the three months ended June 30, 2024, the Company transferred $0.1 million from the equity settled employee benefits reserve to accumulated deficit as a result of forfeited vested options. For these forfeited vested options there is no longer a requirement for a legal reserve as there are no limitations for distribution within equity.

The fair value of the share options has been measured using the Black-Scholes model. The assumptions used in the measurement of the fair values and the weighted average of the share options granted during the six months ended June 30, 2024:

June 30, 2024
NL & US
Expected annual average volatility	91.0%
Expected life, years	6.08
Fair value of the share options	$1.22 - 1.57
Exercise price	$1.58 - 2.03
Dividend yield	—
Risk-free interest rate	4.07% - 4.34%
Weighted average grant date fair value	$1.23

The Company estimates volatility based on the historical volatility of its peer group. The unrecognized remaining stock-based compensation balance for shares issued from all option plans was approximately $3.1 million as of June 30, 2024, which is expected to amortize over a weighted-average 0.83 years.

Note 9—Investments

Our investments in debt securities consist of investments in U.S. Treasury securities, with maturities ranging from three to six months. All of these investments are classified as held to maturity and recorded in current assets on our condensed consolidated interim statements of financial position at amortized cost. As of June 30, 2024, the carrying value of our investments was $51.7 million, which approximates fair value. Given the high-quality ratings of these investments in debt securities, the Company has not recorded an allowance for credit losses as of June 30, 2024.